
MAX

2025
EARNINGS REPORT

Q4&FY

wallbox


1
CCS

2025
EARNINGS REPORT



Enric Asunción

Co-Founder &
Chief Executive Officer



Isabel López Trujillo

Chief Financial Officer



Michael Wilhelm

Investor Relations

Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox's future operating results and financial position, including with respect to expected completion of and benefits from our debt restructuring agreements, growth, profitability and cost optimization, market dynamics and projections, and business strategy and plans.

The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "focus," "forecast," "intend," "likely," "may," "might," "plan," "possible," "potential," "predict," "project," "should," ""target," will," "would" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox's history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, legislation, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox's forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox's supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox's reliance on the third-parties outside of its control; risks related to Wallbox's technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption "Risk Factors" in Wallbox's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov and the Investors Relations section of Wallbox's website at investors.wallbox.com. Any such forward-looking statements represent management's estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes measures not calculated in accordance with the International Financial Reporting Standards ("IFRS"). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

Unless otherwise indicated, information contained in this presentation concerning Wallbox's industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management's estimates are derived from publicly available information, their knowledge of the company's industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox's periodic reports filed with the SEC under the caption "Risk Factors." These and other factors could cause Wallbox's future performance and market expectations to differ materially from its assumptions and estimates.

FY 2025

Highlights

Wallbox Group (in M€)

Revenue


11% YoY
163.9
145.1
2024
2025

+ **144,000 AC including 536 DC** units sold
+ **Growth in NA market**, with +16% YoY
+ **Software, Services, Others** +18% YoY

Labour & OpEx


25% YoY
125.6
94.3
2024
2025

+ Continued **right-sizing efforts**
+ **Operational efficiency** continues to improve

Adj EBITDA[1]


2024
2025
(59.9)
(29.5)
51% YoY

+ Significant Adjusted EBITDA improvement as **efficiency initiatives deliver measurable operating leverage** in our results
+ **Accelerated bottom-line improvement** compared to 2024

2025 Achievements

- Improved Gross Margin[2] with 410 basis points, landing at 38.3%
- Strengthened the organization with senior management talent
- Persisted in innovating by introducing the Supernova PowerRing with DC link technology
- Commercial roll-out of our leading bi-directional charger, the Quasar 2
- Freed up capital by significantly reducing our existing inventory position
- Secured an additional $25 million from existing and new investors
- Indicative commercial agreement with banks and shareholders for a renewed capital structure

1. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric
2. See slide 20 for definitions

Q4 2025

Highlights

Q4 Revenue

€33.7M

10% YoY decrease

Q4 Gross Margin[1]

37.3%

Down sequentially due to product mix

€7.3M

Adjusted EBITDA loss[3]



~33,000 AC units sold

114 DC units sold

Q4 Cash Costs[2]

25%

Decrease YoY

1. See slide 20 for definitions
2. This is a non-IFRS measure. Please see slide 19 for a reconciliation of this financial measure to the most comparable IFRS metric
3. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric

Q4 2025

Revenues by Geography

North America
€8.5M / 25%[1]

Europe
€24.6M / 73%[1]

LATAM
€538k / 1.7%[1]

APAC
€87k / 0.3%[1]

1. As percentage of revenue

Q4 2025

Revenues by Product



AC Sales

€23.1M / 69%[1]



DC Sales

€3.4M / 10%[1]



Software, Services & Others

€7.2M / 21%[1]


69%
10%
21%

1. As percentage of revenue

Q4 2025

Market Overview

EVs Sold in Key Markets[1]


+18% YoY
ROW
EU
NA
1.79
0.3
0.9
0.5
1.69
0.3
0.9
0.4
1.94
0.4
1.1
0.5
2.11
0.5
1.0
0.6
2.11
0.5
1.3
0.3
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025

- North American EV market experienced significant drop
- US EV market expected to remain softer in the near future, while Canadian market is expected to improve
- European EV market expected to remain solid with individual countries introducing incentives schemes
- Wallbox aims to capitalize on European EV momentum and new product introduction in North America

1. Rho Motion EV Charging Database – February 2026 – In Millions

Renewed Sales & Service Strategy

Sales



+ Expanding the sales team under new commercial leadership
+ Improved overall value proposition, including 5-year warranty
+ Supporting distribution customers with sell-out to end-customer
+ Close alignment with customers through QBRs and strict NPS monitoring

Service


wallbox

+ New service structure which includes doubling existing capacity and insourcing technical support capabilities
+ Realigning the service to the needs of each stakeholder as support requests differ
+ Improving the average handling time of service requests and overall NPS score

Q4 2025

Financial Review

Q4 Revenue

€33.7M

Impacted by softer DC sales offset by improvement in AC sales

Q4 Labor Costs & OPEX

€22.1M

23% YoY improvement

Q4 Gross Margin[1]

37.3%

Improved Bill-Of-Material offset by negative impact from product mix

Q4 Adjusted EBITDA Loss[2]

€7.3M

46% YoY improvement as operational efficiency continues to be reflected



1. See slide 20 for definitions
2. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric

Commercial Agreement For New Capital Structure[1]

Providing a solid financial base for the coming years, positioning Wallbox to grow in parallel with the maturing global EV market

RESTRUCTRING EXISTING DEBT

01 **€55 million syndicated term loan**
Featuring a back-loaded amortization schedule, beginning with limited quarterly payments in Q3 2026 that scale gradually through 2030

02 **€63.2 million bullet instrument**
Maturing in December 2030 and utilizing payment-in-kind (PIK) interest to preserve immediate cash position

03 **€52.3 million syndicated working capital line**
Maturing in December 2028 and including two successive automatic 12-month extensions to support operational scaling

NEW LIQUIDITY

€22.5 million liquidity injection
€12.5M in new trade commitments
€10M in new equity
Institut Català de Finances (ICF) joining as a new shareholder

1. All figures shown are preliminary and subject to ongoing negotiations; final amounts and terms may differ

Q4 2025

Key Financial Metrics



€9.6M

Q4 Cash And Cash Equivalents And Financial Investments

Several initiatives to significantly reduce our cash-burn and improve our financial situation

€165M

Q4 Loans and Borrowings

8% sequential decline due to working capital facility repayment

€47.5M

Q4 Consolidated Inventory

Achieved full year inventory reduction target resulting in 32% YoY reduction for the quarter

€0.0M

Q4 Capex

Persist with innovation without CAPEX spending

Q4 2025

Closing Thoughts

+ Improved gross margin and operational efficiency
+ Investment in sales & service to return top line growth
+ New capital structure with banking partners and shareholders
+ Shift focus from stabilization to acceleration


wallbox
wallbox

Q1 Expected Revenue Range	Q1 Expected Gross Margin[1]	Q1 Expected Adjusted EBITDA[2]
€33M-36M	38%-40%	€(5)M-(3)M

1. See slide 20 for definitions
2. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric

Q&A



wallbox

Financial Overview

Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2025	2024	Q4 2025	Q3 2025	Q4 2024
Revenue	145,120	163,943	33,708	35,481	37,394
Change in inventories and raw materials and consumables used	(89,582)	(107,920)	(21,146)	(21,346)	(25,500)
Gross Profit	**55,538**	**56,023**	**12,562**	**14,135**	**11,894**
Employee benefits	(51,561)	(71,488)	(11,277)	(12,148)	(16,824)
Other operating expenses	(42,701)	(54,089)	(10,812)	(10,736)	(11,940)
Amortization and depreciation	(34,189)	(37,873)	(4,416)	(9,487)	(10,191)
Impairment of assets	(26,755)	(26,415)	(30,492)	1,288	(24,066)
Net other income	374	25	506	(12)	57
Operating Loss	**(99,294)**	**(133,817)**	**(43,929)**	**(16,960)**	**(51,070)**
Financial income	533	1,945	137	53	704
Financial expense	(17,920)	(23,680)	(4,886)	(4,842)	(6,484)
Change in fair value derivative warrant liabilities	1,910	1,081	274	536	5,525
Foreign exchange gains/(losses)	11,663	(4,044)	(184)	193	(4,656)
Financial Results	**(3,814)**	**(24,698)**	**(4,659)**	**(4,060)**	**(4,911)**
Loss before Tax	**(103,108)**	**(158,515)**	**(48,588)**	**(21,020)**	**(55,981)**
Income tax credit	(87)	6,723	747	142	5,097
Loss for the Period	**(103,195)**	**(151,792)**	**(47,841)**	**(20,878)**	**(50,884)**

1. See slide 20 for definitions

Reconciliation[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2025	**2024**	**Q4 2025**	**Q3 2025**	**Q4 2024**
Loss for the Period	**(103,195)**	**(151,792)**	**(47,841)**	**(20,878)**	**(50,884)**
Income tax credit	87	(6,723)	(747)	(142)	(5,097)
Amortization and depreciation	34,189	37,873	4,416	9,487	10,191
Financial income	(533)	(1,945)	(137)	(53)	(704)
Financial expenses	17,920	23,680	4,886	4,842	6,484
Change in fair value of derivative warrant liabilities	(1,910)	(1,081)	(274)	(536)	(5,525)
Foreign exchange gains/(losses)	(11,663)	4,044	184	(193)	4,656
EBITDA	**(65,105)**	**(95,944)**	**(39,513)**	**(7,473)**	**(40,879)**
Share based payment expenses	1,746	2,836	602	605	586
Other items	(374)	(25)	(506)	12	(57)
One-time expenses	7,450	6,123	1,662	1,207	2,761
Other non-cash expenses	67	712	-	-	138
Impairment of assets	26,755	26,415	30,492	(1,288)	24,066
Adjusted EBITDA	**(29,461)**	**(59,883)**	**(7,263)**	**(6,937)**	**(13,385)**

1. See slide 20 for definitions

Financial Overview

Cash & Cash Equivalents

Unaudited, in € 000's

	QUARTER ENDED 31 DECEMBER		YEAR ENDED 31 DECEMBER	
	2025	2024	2025	2024
Cash and cash equivalents	4,446	20,036	4,446	20,036
Financial Investments (1)	5,133	25,578	5,133	25,578
Cash, cash equivalents and Financial Investments	**9,579**	**45,614**	**9,579**	**45,614**

1. Financial Investments are included in Other Current Financial Assets

Investments and Loans & Borrowings

Unaudited, in € 000's

	QUARTER ENDED 31 DECEMBER		YEAR ENDED 31 DECEMBER	
	2025	2024	2025	2024
Investments in Property, plant and equipment and Intangible Assets				
Property, plant and equipment	2	1,508	619	3,114
Intangible assets - excluding R&D (salaries capitalized)	(41)	2,363	1,367	6,790
Total Investments in Property, plant and equipment and Intangible Assets	**(39)**	**3,871**	**1,986**	**9,904**
Non-Current Liabilities – Loans and Borrowings	54,764	66,659	54,764	66,659
Current Liabilities – Loans and Borrowings	109,902	131,810	109,902	131,810
Total Loans and Borrowings	**164,666**	**198,469**	**164,666**	**198,469**

Reconciliation Cash Costs[1]

Unaudited, in € 000's

	YEAR 2025		YEAR 2024
	Q4	Q3	Q4
Employee benefits	(11,277)	(12,148)	(16,824)
Other operating expenses	(10,812)	(10,736)	(11,940)
Labor Costs & OPEX	**(22,089)**	**(22,884)**	**(28,764)**
R&D activation	(1,496)	(1,167)	(3,091)
Share based payment expenses	602	605	586
One-time expenses	1,662	1,207	2,761
Other non-cash expenses	-	-	138
Cash Costs	**(21,321)**	**(22,239)**	**(28,370)**

1. See slide 20 for definitions

Definitions and Disclosures

1. "EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses).

2. "Adjusted EBITDA" is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

3. Operating loss consists of Wallbox's revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

4. Wallbox's revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

5. Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

6. Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

7. Cash costs is defined as labor costs & opex excluding R&D activation, share based payment expenses, one-time expenses and other non-cash expenses.

Thank you
Gracias
Danke
谢谢

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